Exhibit (a)(5)(D)

Abbott Acquisition of Facet Biotech Clears U.S. Antitrust Review

Media:

ABBOTT PARK, Ill., April 8, 2010 — Abbott today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) applicable to Abbott’s cash tender offer to purchase all of the outstanding shares of common stock of Facet Biotech Corporation expired last night at 11:59 p.m. Eastern time.

Adelle Infante
(847) 938-8745 Financial: Larry Peepo (847) 935-6722

The expiration of the HSR waiting period satisfies one of the conditions necessary for the consummation of the tender offer. The tender offer is scheduled to expire at midnight Eastern time on Monday, April 19, 2010 (the end of the day on Monday), unless the tender offer is extended. Consummation of the tender offer remains subject to other customary conditions, including the tender of a majority of the outstanding shares of Facet’s common stock, determined on a fully diluted basis.

As previously announced, Abbott commenced the tender offer on March 23, 2010, for all of the outstanding shares of Facet common stock for $27 per share in cash. The tender offer was made pursuant to an Offer to Purchase, dated March 23, 2010, and in connection with the Agreement and Plan of Merger, dated March 9, 2010, entered into by and among Abbott, Amber Acquisition Inc., a wholly owned subsidiary of Abbott, and Facet, which Abbott and Facet announced on March 9, 2010.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs approximately 83,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials. Investors and Facet securities holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and related solicitation/recommendation statement filed by Facet with the U.S. Securities and Exchange Commission (SEC), because they contain important information. These documents are available at no charge at the SEC’s Web site at http://www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free (800) 259-3515.

— Private Securities Litigation Reform Act of 1995 —

A Caution Concerning Forward-Looking Statements

Some statements in this news release, including statement regarding the anticipated expiration of the tender offer, may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to Abbott’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2009, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

# # #